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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of October, 2003

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

            Form 20-F.    X                Form 40-F.
                       --------                       --------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes.               No.    X
                 -------           --------

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)


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     China Southern Airlines Company Limited (the "Company") on September 30,
2003 published in local newspapers in Hong Kong an announcement in Chinese and English, respectively, concerning the decision of the Company to borrow new bank loans for repayment of certain existing bank loans borrowed by the Company for its acquisition of 20 Boeing 737-800 aircraft. A copy of the English announcement is included in this Form 6-K of the Company.



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The Stock Exchange of Hong Kong takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

Summary

The Directors hereby announce that on September 29, 2003, the Board has considered and approved the resolutions concerning the application by the Company for two US dollars loans in the aggregate sum of US$255,694,579.27 from Bank of China, Guangdong Branch, for the purposes of repaying certain of the existing bank loans borrowed by the Company for the acquisition of the 20 Boeing B737-800 aircraft, details of which acquisition were previously disclosed in the Company's announcement dated October 3, 2001 and the Company's circular to shareholders dated October 26, 2001.

Pursuant to Article 111 of the Articles of Association of China Southern Airlines Company Limited (the "Company"), the board of directors (the "Board") of the Company has considered and approved the resolutions concerning the application by the Company for United States ("US") dollars loans from Bank of China, Guangdong Branch ("Bank of China"), by way of written consent. The relevant resolutions should be considered by 15 directors, and were considered by the 15 directors of the Company in accordance with the requirements under the Company Law of the People's Republic of China and the Articles of Association of the Company on September 29, 2003. The Board has approved the following resolutions on September 29, 2003:

1. the application for a medium to long term US dollars loan (with an option for the Company to apply for an equivalent amount of loan in Renminbi) in the sum of US$138,566,854 ("First Tranche US dollars Loan") for a period of eight years from Bank of China, was approved;

2. the proposal to pledge one B2695 aircraft, one B2696 aircraft, one B2697 aircraft


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and three B737-800 aircraft to Bank of China together with the signing of relevant security undertakings and undertakings for transfer of insurance rights as security for the First Tranche US dollars Loan was approved;

3. the application for a short term foreign currency loan in the sum of US$117,127,725.27 for a period of three years from Bank of China was approved ("Second Tranche US dollars Loan");

4. Mr. Xu Jie Bo was authorized to sign on behalf of the Company the relevant legal documents for the purposes of effecting the abovementioned financing with Bank of China.

The First Tranche US dollars Loan and Second Tranche US dollars Loan will be applied to repay certain of the existing bank loans borrowed by the Company for the purposes of acquiring the 20 Boeing B737-800 aircraft, details of the acquisition of aircraft were previously disclosed in the Company's announcement dated October 3, 2001 and the Company's circular to shareholders dated October 26, 2001.

By order of the Board
Su Liang
Company Secretary

Guangzhou, the People's Republic of China
September 29, 2003

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                       By            /s/ Su Liang
                                          --------------------------------------
                                          Name:  Su Liang
                                          Title: Company Secretary


Date: October 8, 2003